UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

Commission File No. 1-4329

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Bowling Green – Sealing)

COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE	34-4297750

(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)

(419) 423-1321
(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Bowling Green – Sealing)

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Bowling Green – Sealing) for the fiscal year ended December 31, 2000, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23) Consent of Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Philip G. Weaver

PHILIP G. WEAVER
Vice President and Chief Financial Officer
Plan Administrator

Date:	June 25, 2001

STATEMENTS AND SUPPLEMENTAL SCHEDULE

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Bowling Green – Sealing)

December 31, 2000 and 1999
Year Ended December 31, 2000

With Report of Independent Auditors

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Bowling Green – Sealing)

Financial Statements and Supplemental Schedule

December 31, 2000 and 1999
Year Ended December 31, 2000

Report of Independent Auditors

Pre-Tax Savings Plan Committee
Cooper Tire & Rubber Company
  Pre-Tax Savings Plan (Bowling Green – Sealing)

We have audited the accompanying statements of net assets available for benefits of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Bowling Green – Sealing) (“Plan”) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 7, 2001

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Bowling Green – Sealing)

Statement of Net Assets Available for Benefits

	December 31

	2000	1999

Investments, at market:

Interest in investment trust	$861,979	$825,918

Mutual funds	1,178,249	1,023,021

	2,040,228	1,848,939

Cash	9,661	6,761

Receivables:

Participant contributions	6,933	—

Employer contributions	151,321	162,425

Interest receivable	67	—

Net assets available for benefits	$2,208,210	$2,018,125

      See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Bowling Green – Sealing)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2000

Additions:

Employer contributions	$151,321

Participant contributions	537,292

Interest and dividends	139,959

Total additions	828,572

Deductions:

Net depreciation in fair value of investments	308,413

Benefit payments	327,096

Other	2,978

Total deductions	638,487

Net increase	190,085

Net assets available for benefits at beginning of year	2,018,125

Net assets available for benefits at end of year	$2,208,210

See accompanying notes

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Bowling Green – Sealing)

Notes to Financial Statements

December 31, 2000

1. Description of Plan

The following description of Cooper Tire & Rubber Company Pre-Tax Savings Plan (Bowling Green – Sealing) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all hourly employees who have completed 30 days of continuous credited service and are covered by the collective bargaining agreement between the United Steelworkers of America Local #1042 and Cooper Tire & Rubber Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of their pretax compensation. Participants may direct their contributions to any of the Plan’s investment fund options.

The employer contributions to the Plan are made annually by the Company as provided in the Plan document and at the discretion of the Company’s Board of Directors. All employer contributions are invested in Cooper Tire & Rubber Company common stock until they become vested, after which they are invested as directed by the participant.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and their allocation of the Company’s contributions and Plan earnings.

Forfeitures

Forfeitures are used by the Company to reduce its obligation. Forfeitures unused at December 31 2000 were $16,478.

Vesting

The participants are immediately vested in their contributions plus actual earnings thereon. After five years, the participants are vested in the Company’s contributions plus actual earnings thereon.

Participant Withdrawals

In the event of retirement, death, termination, permanent disability or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payment of benefits may be taken in a lump sum distribution or in two lump sum installments.

In the event of hardship, as defined, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Recognition

Except for the investment contracts held in the Investment Trust, the Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the plan year.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 6.5% in 2000. The crediting interest rate for these investment contracts is reset monthly by the issuer but cannot be less than zero and ranged from 5.3% to 9.9% at December 31, 2000.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company pays the administrative expenses of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2000, the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in fair value as follows:

Investment in investment trust	$(269,908)

Mutual funds	(38,505)

$(308,413)

Investments that exceed 5% of the Plan assets available for benefits are as follows:

	December 31

	2000	1999

Investment Company of America Fund	$544,391	$512,535

American Washington Mutual Investors Fund	579,866	497,094

4. Investment Trust

Certain investments of the Plan are held in an Investment Trust, which also combines similar investments of the other defined contribution plans sponsored by the Company. The Plan’s interest in the Investment Trust was determined by the Plan’s relative asset value to the Investment Trust’s total asset value at the end of the year. Investment income is allocated to the Plan based on its pro-rata share in the net assets of the Investment Trust.

At December 31, 2000 and 1999, the Plan’s interest in the net assets of the Investment Trust was approximately 0.5% and 0.4%, respectively.

The following presents the value of the investments in the Investment Trust:

	December 31

	2000	1999

Cooper Tire & Rubber Company common stock*	$101,494,282	$133,140,436

Money market mutual fund	3,773,708	1,897,149

Investment contracts at contract value	54,655,337	62,821,875

Total assets	$159,923,327	$197,859,460

*	Nonparticipant-directed

The fair value of the investment contracts was $51,218,102 at December 31, 2000.

Investment income for the Investment Trust for the year ended December 31, 2000 is as follows:

Interest and dividends	$7,881,591

Net depreciation of fair value of investments:

Common stock	(43,252,781)

Money market mutual fund	—

5. Nonparticipant-Directed Investment

Cooper Tire & Rubber Company common stock is a nonparticipant-directed investment. Information about the significant components of changes in net assets related to the nonparticipant-directed investment for the year ended December 31, 2000 is as follows:

Contributions	$13,500,000

Dividends	3,999,978

Net depreciation in fair value of investment	(43,252,781)

Participant withdrawals	(2,136,916)

Transfers out to other investment options	(3,756,432)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 9, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee, National City Bank, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Bowling Green – Sealing)

Employer ID # 34-4297750
Plan # 016

Schedule H, Line 4(i) – Schedule of Assets Held for Investment Purposes At End of Year

December 31, 2000

	Description of Investment
Identity of Issue,	Including Maturity Date,
Borrower, Lessor or	Rate of Interest, Collateral,	Current
Identity of Issue	Par or Maturity Value	Value

* National City Bank	Armada Government Money Market Fund #509	$12,696

Aim Funds Group	Balanced Fund Class A Shares	927

American Funds	American Washington Mutual Investors Fund	579,866

American Funds	Investment Company of America Fund	544,391

* National City Bank	Armada Equity Index Fund #42	4,107

Invesco Funds	Dynamics Fund	6,940

Janus Funds	Janus Worldwide Fund	21,841

MFS Family of Funds	Massachusetts Investors Growth Stock Funds	7,481

		$1,178,249

*	Party-in-interest.